FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

ASTRAZENECA AND MODERNA THERAPEUTICS ANNOUNCE EXCLUSIVE AGREEMENT TO DEVELOP PIONEERING MESSENGER RNA THERAPEUTICS™ IN CARDIOMETABOLIC DISEASES AND CANCER

AstraZeneca today announced an exclusive agreement with Moderna Therapeutics to discover, develop and commercialise pioneering messenger RNA therapeutics™ for the treatment of serious cardiovascular, metabolic and renal diseases as well as cancer. Messenger RNA therapeutics™ are an entirely new treatment approach that enables the body to produce therapeutic protein in vivo, opening up new treatment options for a wide range of diseases that cannot be addressed today using existing technologies.

Under the terms of the agreement, AstraZeneca will make an upfront payment of $240 million. AstraZeneca will have exclusive access to select any target of its choice in cardiometabolic diseases, as well as selected targets in oncology, over a period of up to five years for subsequent development of messenger RNA. In addition, Moderna is entitled to an additional $180 million for the achievement of three technical milestones.

Through this agreement, AstraZeneca hasthe option to select up to 40 drug products for clinical development and Moderna will be entitled to development and commercial milestone payments as well as royalties on drug sales ranging from high single digits to low double digits for each product. AstraZeneca will lead the preclinical, clinical development and commercialisation of therapeutics resulting from the agreement and Moderna will be responsible for designing and manufacturing the messenger RNA against selected targets.

Moderna's unique approach uses proprietary messenger RNA containing naturally occurring nucleotide analogues, which are designed to stimulate the body's natural ability to produce intracellular and secreted therapeutic proteins without triggering an innate immune response. The secreted proteins will be released into the bloodstream to potentially restore function elsewhere in the body. Using messenger RNA also has the potential advantage of dramatically reducing the time and expense associated with creating therapeutic proteins using current recombinant technologies.

Pascal Soriot, Chief Executive Officer of AstraZeneca, said: "Today's agreement signals an exciting move for AstraZeneca and our focus on innovation. Together with Moderna, we are pushing the boundaries of science in the pioneering field of messenger RNA therapeutics™. Where current drug discovery technologies can target only a fraction of the disease-relevant proteins in the human genome, we have the potential to create completely new medicines to treat patients with serious cardiometabolic diseases and cancer."

Stephane Bancel, President and founding CEO of Moderna Therapeutics, said:  "This multi-year strategic agreement with AstraZeneca is a very exciting and special moment for the Moderna team. The Company's strategy is to develop, manufacture, and commercialize innovative drugs initially in rare diseases and oncology as well as to partner other therapeutic areas with best-in-class companies. We share a common vision with AstraZeneca for how mRNA therapeutics™ will enable many new innovative drugs for targets which are totally undruggable today. We look forward to this unique opportunity where Moderna can apply its research platform, broad intellectual property portfolio and know-how to potentially contribute significantly to AstraZeneca's pipeline."

Effectiveness of the agreement is contingent on expiration or termination of the waiting period under the Hart Scott-Rodino Antitrust Improvements Act.

About Moderna
Moderna is pioneering an entirely new drug modality using messenger RNA therapeutics™ to produce, in vivo, human proteins or antibodies inside patient cells that are in turn active intracellularly or secreted into the serum. This breakthrough platform addresses currently undruggable targets and offers a superior alternative to existing drug modalities for a wide range of disease conditions. Moderna has developed a broad intellectual property estate including 125 patent filings with 6,500 claims ranging from novel nucleotide chemistries to specific drug compositions. The company plans to develop and commercialize its innovative mRNA drugs initially for rare diseases and oncology while partnering drug candidates in other therapeutics areas in order to rapidly maximize patient impact.  Based in Cambridge MA, privately held Moderna was founded in 2010 by Flagship VentureLabs in association with leading scientists from Harvard University and Massachusetts Institute of Technology. Visit www.modernatx.com to learn more.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

ASTRAZENECA CONTACTS

Media Enquiries
Esra Erkal-Paler                          +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                        +44 20 7604 8037 (UK/Global)
Ayesha Bharmal                        +44 20 7604 8034 (UK/Global)
Tony Jewell                                +1 302 885 4594 (US)
Jacob Lund                                 +46 8 553 260 20 (Sweden)

Investor Enquiries
James Ward-Lilley                     +44 20 7604 8122 mob: +44 7785 432613
Karl Hård                                    +44 20 7604 8123 mob: +44 7789 654364
Nicklas Westerholm                 +44 20 7604 8124 mob: +44 7585 404950
Colleen Procter                          +1 302 886 1842  mob: +1 302 357 4882
Ed Seage                                     + 1 302 886 4065 mob: +1 302 373 1361

MODERNA CONTACTS
Dan Quinn, Feinstein Kean Healthcare          +1 617 761 6732 mob: 781 475 7974

21st March 2013

- Ends -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 21 March 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary